Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 52 695 4400 info@gkir.com

FOR IMMEDIATE RELEASE:

VOLTAIRE ANNOUNCES 2009 ANNUAL SHAREHOLDERS MEETING
ON JUNE 30, 2009

BILLERICA, Mass. and RA’ANANA, Israel – May 22, 2009 – Voltaire Ltd. (NASDAQ: VOLT) today announced that the 2009 annual meeting of its shareholders will be held on June 30, 2009, at 4:00 p.m., Israel time, at the offices of the Company at 13 Zarchin Street, Ra’anana, Israel. The Annual Meeting is being called for the following purposes:

(1)	to elect Mr. Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman as Class II directors, each to serve for a three-year term, pursuant to the Articles of Association of the Company;

(2)
to approve the grant to Mr. Miron (Ronnie) Kenneth, as of the date of the Annual Meeting (the “Grant Date”), of options to purchase 125,000 ordinary shares of the Company under the Company’s 2007 Incentive Compensation Plan, with an exercise price equal to the closing price of the Company’s ordinary shares on the Grant Date;

(3)
to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm for the year ending December 31, 2009 and until the 2010 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the audit committee, to determine their annual compensation;

(4)	to report on the business of the Company for the year ended December 31, 2008, including review of the Company’s 2008 financial statements; and

(5)	to act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each proposal.

Only shareholders who hold ordinary shares of the Company at the close of business on June 1, 2009, are entitled to notice of, and to vote at, the Annual Meeting, or at any adjournment or postponement thereof.

Current proof of ownership of the Company’s shares, as well as photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power in the Company.  If a quorum is not present within thirty minutes from the time appointed for the Annual Meeting, the Annual Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred meeting, all matters which were to be discussed during the Annual Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares representing in the aggregate at least 10% of the voting power in the Company.

A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, and an annual report and financial statements will be mailed on or about June 5, 2009 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement will also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.voltaire.com.  Signed proxy cards must be received by the Company at its offices, or by its transfer agent no later than two hours before the time fixed for the Annual Meeting or be presented to the Chairperson of the Annual Meeting at such meeting in order for such proxy vote to be cast at the Annual Meeting.

In accordance with the Israeli Companies Law-1999, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than June 9, 2009.

If you hold your shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, you may also vote your shares over the Internet or by telephone in accordance with the instructions set forth on your proxy card.

About Voltaire
Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, HP, IBM, NEC, Rackable, SGI and Sun and provide the internal server-to-storage connectivity for the HP-Oracle Database Machine. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Billerica, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.